Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 3, DATED DECEMBER 29, 2006

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006 and our Supplement No. 2 dated December 12, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisition

On December 22, 2006, a joint venture (the “Shiloh Road Joint Venture”) between a wholly-owned subsidiary of ours and an affiliate of Westcore Properties AC, LLC (“Westcore”), acquired a fee interest in Shiloh Road Research Park (“Shiloh Road”), an office property located in Plano, Texas. The total acquisition cost of the property was approximately $34.9 million (consisting of an approximate $33.0 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us to the Shiloh Road Joint Venture using proceeds from our public equity offering and available cash (ii) an equity contribution from Westcore to the Shiloh Road Joint Venture and (iii) debt financing obtained by the Shiloh Road Joint Venture. Shiloh Road consists of 439,000 net rentable square feet and is currently 100% leased to a single tenant.

The debt financing described above consists of an interest-only, secured loan agreement (the “Loan Agreement”) entered into by the Shiloh Road Joint Venture with Countrywide Commercial Real Estate Finance, Inc. on December 20, 2006. The term of the Loan Agreement is ten years. Pursuant to the Loan Agreement, the Shiloh Road Joint Venture received loan proceeds of $22.7 million in the form of a promissory note at a 5.57% fixed interest rate secured by a mortgage on Shiloh Road. The promissory note is non-recourse to either the Shiloh Road Joint Venture or us.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $494,000 (equal to 2% of our pro rata portion of the approximate $33.0 million purchase price). This amount is not included in the approximate $34.9 million total acquisition cost of Shiloh Road. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of the our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the property and (ii) a monthly fee equal to 6.0% of our pro rata portion of the aggregate monthly net operating income derived from the property.

The Shiloh Road Joint Venture was formed for the primary purpose of acquiring Shiloh Road. We and Westcore have pursued in the past and may also in the future pursue similar arrangements. Pursuant to this joint venture agreement, we and Westcore were required to make initial equity capital contributions equal to 75.0% and 25.0%, respectively, of the total acquisition cost of Shiloh Road. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof. In addition, Westcore is eligible for potential profit participation upon the ultimate sale of the property. The property’s sole tenant, Flextronics International USA, Inc. (“Flextronics”), will self-manage the property. Therefore, no property management agreement has been entered into.

Shiloh Road was acquired by the Shiloh Road Joint Venture pursuant to a purchase agreement entered into by and between Westcore Shiloh, LLC (a wholly-owned subsidiary of the Shiloh Road Joint Venture formed solely to acquire this property) and Flextronics, the seller and the sole tenant of Shiloh Road. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.